Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 9 DATED MAY 20, 2010

Supplement Nos. 8 and 9 to be used with
PROSPECTUS DATED SEPTEMBER 21, 2009

Summary of Supplement to Prospectus (See Supplement for Additional Information)

        Supplement No. 8 (cumulative, replacing all prior supplements) dated April 21, 2010 reports on (a) the status of our best-efforts offering of Units; (b) the extension of our best-efforts offering of Units until April 25, 2011; (c) our purchase of eight hotels containing a total of 895 guest rooms for an aggregate gross purchase price of approximately $128 million; (d) our execution of certain purchase contracts that relate to 13 hotels containing a total of 1,842 guest rooms and that provide for an aggregate gross purchase price of approximately $242 million; (e) our execution of a ground lease for the potential construction of two hotels in Richmond, Virginia; (f) the termination of two purchase contracts; (g) financial and operating information for all of our purchased hotels; and (h) our audited financial statements as of December 31, 2009 and for the periods then ended and certain additional information about us.

        Supplement No. 9 dated May 20, 2010 reports on (a) the status of our best efforts offering of Units; (b) our purchase of four hotels containing a total of 607 guest rooms for an aggregate gross purchase price of approximately $91.3 million; and (c) our recent unaudited financial information and certain additional information about us.

        As of May 14, 2008, we completed our minimum offering of 9,523,810 units at $10.50 per unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

        As of April 30, 2010, we had closed on the sale of 112,989,870 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $1.24 billion and proceeds net of selling commissions and marketing expenses of approximately $1.12 billion. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $1.34 billion and proceeds net of selling commissions and marketing expenses of approximately $1.21 billion.

        In connection with our hotel and land purchases to date, we paid a total of approximately $17.4 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.